Exhibit 99.1

Response to Media Article Regarding Pakistani Antimony Concentrate

Melbourne, Australia, January 5, 2026 - Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3) ) a gold and critical minerals exploration stage company focused on advancing the Estelle Gold and Critical Minerals Project in Alaska, U.S.A., has become aware of media articles speculating on the Company’s arrangements regarding the potential acquisition of antimony in Pakistan. An article in the Financial Times on 29 December 2025 (“The wildcat traders and US contractors piling into Pakistan’s antimony”), includes comments attributed to the Company’s CEO, Mr Christopher Gerteisen, regarding a potential purchase of over 100 tons of Pakistani antimony.

The Company wishes to clarify that, while preliminary discussions have been held in relation to sourcing antimony concentrate for testing purposes principally to assess plant capability, all discussions remain exploratory in nature.

The Company will, in accordance with the exchange listing rules, disclose the terms of any arrangement which becomes binding and material when, and if, it occurs.

Nova’s focus in 2026 continues to be completing the Feasibility Study for its gold assets and commencing production of military-grade antimony trisulfide, supported by the recent US$43.4 million award from the U.S. Department of Defense.

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Further discussion and analysis of the Estelle Project is available through the interactive Vrify 3D animations, presentations, and videos, all available on the Company’s website. www.novaminerals.com.au

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Investor Relations:

Dave Gentry, CEO

RedChip Companies, Inc.

Phone: 1-407-644-4256

Email: XTIA@redchip.com

Nova Minerals:

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196